UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

MedImmune, Inc.

(Name of Subject Company)

MedImmune, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 per share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

584699102

(CUSIP Number of Class of Securities)

David M. Mott
Chief Executive Officer, President and Vice Chairman of the Board
One MedImmune Way
Gaithersburg, Maryland, 20878
(301) 398-0000

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

Copies to:

Frederick W. Kanner
Chang-Do Gong
Dewey Ballantine LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 amends and supplements Items 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed on May 3, 2007 (the “Schedule 14D-9”) with the Securities and Exchange Commission (the “SEC”) by MedImmune, Inc., a Delaware corporation (“MedImmune”), as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by MedImmune on May 15, 2007, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by MedImmune on May 29, 2007 and Amendment No. 3 to the Schedule 14D-9 filed with the SEC by MedImmune on May 31, 2007, relating to the offer by AstraZeneca Biopharmaceuticals Inc., (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), to purchase all outstanding shares of common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), of MedImmune at $58.00 per Share (the “Offer”), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2007 and in the related Letter of Transmittal.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item  8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The initial period of the Offer expired at 12:00 midnight, New York City time, on Thursday, May 31, 2007. Prior to the expiration of the Offer, AstraZeneca and Purchaser waived the condition to the Offer relating to the receipt of approval or an exemption under the antitrust and competition laws of the Slovak Republic and, as a result, all conditions to the Offer were satisfied or waived as of the scheduled expiration date.

According to The Bank of New York, the depository for the Offer, as of 12:00 midnight, New York City time, on Thursday, May 31, 2007, approximately 229,271,957 Shares (including approximately 27,750,668 Shares that were tendered pursuant to guaranteed delivery procedures) were tendered and not withdrawn prior to the expiration of the Offer.  Purchaser has accepted all validly tendered and not withdrawn Shares for payment.  As a result, Purchaser acquired approximately 96.0% of the issued and outstanding Shares as of the close of business on May 31, 2007.

On June 1, 2007, AstraZeneca announced the results of the Offer and commencement of a subsequent offering period for all remaining untendered Shares, which will expire at 12:00 midnight, New York City time, on Tuesday, June 5, 2007.  During the subsequent offering period, holders of Shares who did not previously tender their Shares into the Offer may do so and will promptly receive the same purchase price to be paid pursuant to the Offer of $58.00 per Share net to the seller in cash, without interest.  The procedures for accepting the Offer and tendering Shares during the subsequent offering period are the same as those described for the Offer in the Offer to Purchase, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) Shares tendered during the subsequent offering period may not be withdrawn.

AstraZeneca also announced that it intends to complete the acquisition of MedImmune by means of a short-form merger pursuant to Section 253 of the Delaware General Corporation Law.  In order to comply with certain advance notice provisions in the indentures governing MedImmune’s 1.375% Convertible Senior Notes Due 2011 and 1.625% Convertible Senior Notes Due 2013, AstraZeneca expects to effect the Merger on or about June 18, 2007.  Pursuant to the Merger Agreement, each Share issued and outstanding (other than Shares owned by (i) AstraZeneca or a subsidiary of MedImmune or AstraZeneca and (ii) stockholders, if any, who properly exercise their appraisal rights under Delaware law) will be converted into the right to receive $58.00 per Share in cash (the same price paid in the Offer).

Pursuant to the Merger Agreement, each of the directors of MedImmune, other than M. James Barrett, Barbara Hackman Franklin, and Elizabeth H.S. Wyatt, submitted letters of resignation from the Board of Directors of MedImmune effective as of June 1, 2007.  On June 1, 2007, the Board of Directors of MedImmune appointed David Elkins, Glenn Engelmann, John Goddard, Shaun Grady, Rodger McMillan and John Rex as directors of MedImmune.  Such individuals were designated for appointment as directors of MedImmune pursuant to the Merger Agreement, and their appointment provides AstraZeneca with majority representation on the Board of Directors of MedImmune.

Item 9.    Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(5)(E)	Press Release issued by AstraZeneca, dated June 1, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  June 1, 2007

MedImmune, Inc

By:	/s/ William C. Bertrand
Name:	William C. Bertrand Jr., Esq.
Title:	Senior Vice President, General Counsel & Corporate Secretary